UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at June 14, 2007

Commission File Number: 001-33172

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ x ]

EXHIBITS

99.1	Material Change Report Dated July 11, 2006 announcing the Company completed the business combination with Quincy Energy Corp. by way of plan of merger on July 10, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: June 14, 2007	By:	/s/ Christine Thomson
Christine Thomson
Title: Corporate Secretary